March 31, 2026

Yang Wang
Director and Chief Executive Officer
NaaS Technology Inc.
Newlink Center, Area G, Building 7, Huitong Times Square,
No.1 Yaojiayuan South Road, Chaoyang District,
Beijing, 100024, The People   s Republic of China

       Re: NaaS Technology Inc.
           Registration Statement on Form F-1
           Filed March 11, 2026
           File No. 333-294212
Dear Yang Wang:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alyssa Wall at 202-551-8106 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:    Richard Chang